UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The transcripts of the call with media and of earnings call with analysts and investors on the financial results for the quarter and nine months ended December 31, 2025.

The same have also been uploaded on the website of the Bank and can be accessed at the below links:

Sr. No	Particulars	Link
1.	Transcript of the Media Conference Call	https://www.icici.bank.in/about-us/news-room/2026/interaction- with-media-on-icici-bank-financial-performance-in-the-quarter- ended-december-31-2025
2.	Transcript of the Earnings Call with Analysts and Investors	https://www.icicibank.com/about-us/qfr

This is for your records and information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: January 22, 2026	By:	/s/ Vivek Ranjan

			Name :	Vivek Ranjan
			Title :	Associate Leadership Team